SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

LIFEN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53221H 10 4

(CUSIP Number)

James Durham
98 Main Street, #416
Tiburon, CA 94920
(415) 999-2210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2002

(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

         Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

(Continued on following pages)

CUSIP NO. 53221H 10 4	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James D. Durham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 40,000 8 SHARED VOTING POWER 980,000 9 SOLE DISPOSITIVE POWER 40,000 10 SHARED DISPOSITIVE POWER 980,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.2%

14	TYPE OF REPORTING PERSON

IN

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Item 1. Security and Issuer

         The class of securities to which this Statement relates is the common stock (the “Common Stock”) of Lifen, Inc., a Delaware corporation, (the “Corporation”) whose principal executive offices are at 98 Main Street, #416, Tiburon, CA 94920.

Item 2. Identity and Background

         This statement on Schedule 13D is filed by James D. Durham (the “Reporting Person”) whose address is 98 Main Street, # 416, Tiburon, CA 94920. The Reporting Person is the beneficiary of Paine Webber as custodian for the IRA FBO James D. Durham (which holds 40,000 shares of Common Stock) and holds 980,000 shares of Common Stock with his spouse as community property. The Reporting Person does not affirm the existence of a “group” by, between or among any of himself, his spouse or Paine Webber as custodian for the IRA FBO James D. Durham. The Reporting Person is Chairman, Chief Executive Officer and President of the Corporation, whose principal business is providing professional services and expertise in highly-skilled/short-supply health disciplines. The principal executive offices of the Corporation are noted above. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

         The $51,000 used to purchase the 1,020,000 shares of Common Stock of the Corporation came from the personal savings of the Reporting Person. The Reporting Person does not beneficially own any other securities of the Corporation.

Item 4. Purpose of Transaction

         The acquisition of the Corporation’s securities was made for investment.

         Pursuant to the Common Stock Purchase Agreement by which the Reporting Person, among others, acquired shares of the Common Stock of the Corporation (the “Agreement”), certain stockholders of the Corporation have the right to acquire additional shares of Common Stock of the Corporation in the event the Corporation issues (or may issue) shares of Common Stock in business combinations.

         In connection with the Agreement, the Corporation changed its business direction and intends to devote its efforts to providing professional services and expertise in health disciplines that are highly skilled and in short supply. The Corporation intends to initially focus on temporary staffing services for allied healthcare workers and professional billing services for physicians and hospitals. It will do so by primarily providing a structure to consolidate existing small companies that offer such services but are limited in their ability to grow, attract capital

Page 3 of 5 Pages

and acquire technology. The Corporation intends to provide a platform for select companies to consolidate and create sufficient critical mass to provide access to capital and professional management, build a common technology backbone, open new markets, and reinvest in professional staff to create a larger revenue opportunity. It intends to do so initially through acquisitions and then integration using technology for expense and operating synergy. Such acquisitions may involve the issuance of securities of the Corporation.

         In connection with the sale of Common Stock pursuant to the Agreement, the Company amended and restated its certificate of incorporation and bylaws to reclassify the Corporation’s board of directors into three classes of directors, with the first such class holding office until the first annual meeting of stockholders; the second class holding office until the second annual meeting of stockholders; and the third class holding office until the third annual meeting of stockholders. Each class of directors will be elected for a three-year term. The Company also increased the authorized number of shares of its Common Stock and Preferred Stock. In addition, the prior management and board of directors of the Company resigned and new officers and directors were appointed.

Item 5. Interest in Securities of the Issuer

         The Reporting Person beneficially owns 1,020,000 shares of Common Stock of the Corporation, representing 10.2% of the outstanding Common Stock of the Corporation. The Reporting Person has the right to acquire a currently undeterminable number of shares of Common Stock of the Corporation pursuant to the Agreement. The Reporting Person has sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of the 40,000 shares of Common Stock held by Paine Webber as custodian for the IRA FBO James D. Durham. The Reporting Person has shared power to vote (or direct the vote) and shared power to dispose (or to direct the disposition) of the 980,000 shares of Common Stock he holds with his spouse (Sandra J. Durham) as community property.

         Ms. Durham’s address is 98 Main Street, # 416, Tiburon, CA 94920. Ms. Durham does not affirm the existence of a “group” by, between or among any of herself, her spouse or Paine Webber as custodian for the IRA FBO James D. Durham. Ms. Durham is currently self-employed. During the last five years, Ms. Durham has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years Ms. Durham was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Durham is a United States citizen.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Please see Item 4 above.

Item 7. Material to be Filed as Exhibits

         None.

Page 4 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2002	JAMES D. DURHAM

	By:	/s/ James D. Durham

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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